

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Frederick Larcombe
Chief Financial Officer
iBio, Inc.
9 Innovation Way, Suite 100
Newark, DE 19711

> **Re:** **iBio, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1 on Form S-3**
> **Filed January 27, 2011**
> **File No. 333-171315**

Dear Mr. Larcombe:

We have reviewed your your response letter dated February 16, 2011 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments.

General

1. Please expand your disclosure on page 17 under the heading "Plan of Distribution" to specifically identify Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Investments, LLC as underwriters. As it currently reads, you have not differentiated the other selling stockholders from Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Investments, LLC each of which have been determined to be underwriters. Further, please identify the material relationship between you and each of the underwriters. This disclosure should include the description of the arrangements made by the company to facilitate and encourage the sale of the options from Messrs. Kay and DeSantis to Kobus Investments, LLC and BioMed Investments, LLC as described in your January 27 response letter. Your discussion should also disclose any commissions, fees or proceeds to be earned by or paid to Messrs. Kay or DeSantis pursuant to the sale or exercise of the options.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Andrew Abramowitz, Esq.
        Andrew Abramowitz, PLLC
        565 Fifth Avenue, 9th Floor
        New York, NY 10017